EXHIBIT 21

LIST OF SIGNIFICANT SUBSIDIARIES

Dyn Specialty Contracting, Inc.
MES Holdings Corporation
EMCOR Construction Services, Inc.
EMCOR International, Inc.
EMCOR Mechanical/Electrical Services (East), Inc.
EMCOR Mechanical/Electrical Services (Midwest), Inc.
EMCOR Mechanical/Electrical Services (West), Inc.
EMCOR Mechanical/Electrical Services (South), Inc.
EMCOR (UK) Limited
EMCORDrake & Scull Group plc
EMCOR Facilities Services, Inc.
Monumental Investment Corporation
EMCOR-CSI Holding Co.